Exhibit 99.2

GLOBUS MARITIME LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six-month periods ended June 30, 2019 and 2018. Unless otherwise specified herein, references to the “Company”, “we” or “our” shall include Globus Maritime Limited (NASDAQ: GLBS) and its subsidiaries. You should read the following discussion and analysis together with our unaudited interim consolidated financial statements as of June 30, 2019 and for the six-month periods ended June 30, 2019 and 2018, and the accompanying notes thereto, included elsewhere in this report. For the additional information relating to our management’s discussion and analysis of the financial condition and results of operations, please see our Annual Report on Form of 20-F for the year ended December 31, 2018 filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2019 (the “Annual Report”).

Forward-Looking Statements

Our disclosure and analysis herein pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and making acquisitions, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “may,” “should” and similar expressions are forward-looking statements. All statements herein that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as our future operating or financial results, global and regional economic and political conditions, including piracy, pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs, competition in the product tanker industry, statements about shipping market trends, including charter rates and factors affecting supply and demand, our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market and our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives. Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under “Item 3. Key Information – D. Risk Factors” of the Annual Report. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

•	the length and number of off-hire periods and dependence on third-party managers; and

•	other factors discussed under “Item 3. Key Information – D. Risk Factors” of the Annual Report.

You should not place undue reliance on forward-looking statements contained herein because they are statements about events that are not certain to occur as described or at all. All forward-looking statements herein are qualified in their entirety by the cautionary statements contained herein. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

The address of the registered office of Globus is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The principal business of the Company is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Company conducts its operations through its vessel owning subsidiaries.

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The unaudited interim condensed consolidated financial statements include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as of June 30, 2019:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned
Globus Shipmanagement Corp.	Marshall Islands	-	Management Co.
Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe
Domina Maritime Ltd.	Marshall Islands	May 19, 2010	m/v Sky Globe
Dulac Maritime S.A.	Marshall Islands	May 25, 2010	m/v Star Globe
Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe
Longevity Maritime Limited	Malta	September 15, 2011	m/v Sun Globe

Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

Revenues

The Company generates its revenues from charterers from the charter hire of its vessels. Vessels are chartered using time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a time charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognised on a straight line basis over the period of the time charter. Such revenues are treated in accordance with IFRS 16 as lease income. Associated broker commissions are recognised on a pro-rata basis over the duration of the period of the time charter. Deferred revenue relates to cash received prior to the financial position date and is related to revenue earned after such date.

As of January 1, 2018, we adopted IFRS 15 “Revenue from Contracts with Customers”. Pursuant to this standard, as of January 1, 2018, we elected to present Voyage revenues net of address commissions. Address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for this consideration provided to the charterer, these commissions are presented as a reduction of revenue in the accompanying unaudited interim condensed consolidated statements of comprehensive loss.

The Group has initially adopted IFRS 16 on January 1, 2019 using the modified retrospective approach under which the comparative information presented for 2018 has not been restated and is presented as it was previously reported under IAS 17 and related interpretations. On transition, the Company has elected to apply the practical expedients available for leases with a remaining lease term of less than one year and leases of low value assets.

At transition, the Company identified the rental agreement with Cyberonica S.A., to give rise to a right of use asset and a corresponding liability estimated to approximately $674 as of January 1, 2019, calculated as the present value of minimum future lease payments. The discount rate used is the incremental cost of borrowing. In addition, the nature and recognition of expenses related to those leases changed as IFRS 16 replaced the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. The depreciation charge for right-of-use assets for the period ended June 30, 2019 was approximately $56 and the interest expense on lease liabilities for the same period was approximately $26.

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of lease revenue. The revenue earned under time charters is not negotiated in its two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters, and the age of the vessel. The Company believes that the standalone transaction price attributable to the technical management service component is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which consist of the crew expenses, maintenance and consumable costs and was approximately $3,861 for the six month period ended June 30, 2019. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was approximately $3,081 for the six month period ended June 30, 2019.

Time Charters

A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunker (fuel oil), but the vessel owner pays vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Time charter rates are usually set at fixed rates during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and on a year-to-year basis and, as a result, when employment is being sought for a vessel with an expiring or terminated time charter, the prevailing time charter rates achievable in the time charter market may be substantially higher or lower than the expiring or terminated time charter rate. Fluctuation in time charter rates are influenced by changes in spot charter rates, which are in turn influenced by a number of factors, including vessel supply and demand. The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, spare parts orders, repairs that are not covered under insurance policies and lubricant prices.

Voyage Expenses

Voyage expenses primarily consist of port expenses and owners’ expenses borne and paid by the charterer, canal and bunker expenses that are unique to a particular charter under time charter arrangements or by the Company under voyage charter arrangements. Furthermore, voyage expenses include commission on revenue paid by the Company.

Vessel Operating Expenses

Vessel operating expenses primarily consist of crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses necessary for the operation of the vessel. All vessel operating expenses are expensed as incurred.

General and Administrative Expenses

The primary components of general and administrative expenses consist of the services of our senior executive officers, and the expenses associated with being a public company. Such public company expenses include the costs of preparing public reporting documents, legal and accounting costs and costs related to compliance with the rules, regulations and requirements of the SEC, the rules of NASDAQ, board of directors compensation and investor relations.

Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. We estimate the residual values of our vessels to be $300 per lightweight ton.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. The interest rate is generally linked to the three month LIBOR rate.

Selected Information

Our selected consolidated financial and other data for the six months ended June 30, 2019 and 2018 and as of June 30, 2019 presented in the tables below have been derived from our unaudited interim condensed consolidated financial statements and notes thereto, included elsewhere herein. Our selected consolidated financial data as of December 31, 2018 presented in the tables below have been derived from our audited financial statements and notes thereto, included in our Annual Report.

Statements of Comprehensive Loss Data

(In thousands of U.S. Dollars)

	Six months ended June 30,
	2019	2018
	(unaudited)
Consolidated statement of comprehensive loss data:
Voyage revenues	6,942	8,132
Total Revenues	6,942	8,132

Voyage expenses	(1,187)	(610)
Vessel operating expenses	(4,314)	(5,282)
Depreciation	(2,348)	(2,281)
Depreciation of dry docking costs	(910)	(494)
Administrative expenses	(827)	(676)
Administrative expenses payable to related parties	(188)	(267)
Share-based payments	(20)	(20)
Other income, net	79	5
Operating loss before financing activities	(2,773)	(1,493)
Interest income	9	-
Interest expense and finance costs	(2,278)	(1,027)
Gain on derivative financial instruments	1,572	-
Foreign exchange (losses)/gains, net	(3)	47
Total finance costs, net	(700)	(980)
Total comprehensive loss for the period	(3,473)	(2,473)

Basic & diluted loss per share for the period (1)	(0.95)	(0.77)

(1) The weighted average number of shares for the six month period ended June 30, 2019 was 3,642,256 compared to 3,196,161 shares for the six month period ended June 30, 2018.

Balance Sheets Data

(In thousands of U.S. Dollars)

	As of June 30,	As of December 31,
	2019	2018
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	80,565	83,750
Other non-current assets	1,990	130
Total non-current assets	82,555	83,880
Cash and bank balances and bank deposits (included restricted cash)	3,618	1,396
Other current assets	2,299	1,398
Total current assets	5,917	2,794
Total assets	88,472	86,674
Total equity	40,733	41,050
Total debt net of unamortized debt discount	37,681	36,868
Other liabilities	10,058	8,756
Total liabilities	47,739	45,624
Total equity and liabilities	88,472	86,674

Statements of Cash Flows Data

(In thousands of U.S. Dollars)

	Six months ended June 30,
	2019	2018
	(Unaudited)
Statement of cash flow data:
Net cash (used in)/generated from operating activities	(1,818)	1,229
Net cash used in investing activities	(4)	(43)
Net cash generated from/(used in) financing activities	4,485	(2,354)

	Six months ended June 30,
	2019	2018
	(Unaudited)
Ownership days (1)	905	905
Available days (2)	905	866
Operating days (3)	887	847
Fleet utilization (4)	98%	97.8%
Average number of vessels (5)	5.0	5.0
Daily time charter equivalent (TCE) rate (6)	6,358	8,689
Daily operating expenses (7)	4,767	5,837

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues less net revenues from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a measure not in accordance with GAAP.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period excluding bareboat charter days.

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

	Six months ended June 30,
	2019	2018
	(Unaudited)
Voyage revenues	6,942	8,132
Less: Voyage expenses	1,187	610
Net revenues	5,755	7,522
Available days	905	866
Daily TCE rate (1)	6,358	8,689

(1) Subject to rounding.

Recent Developments

New Convertible Note

On March 13, 2019, the Company signed a securities purchase agreement with a private investor and on March 13, 2019 issued, for gross proceeds of $5 million, a senior convertible note (the “Convertible Note”) that is convertible into shares of the Company’s common stock, par value $0.004 per share. If not converted or redeemed beforehand pursuant to the terms of the Convertible Note, the Convertible Note matures upon the anniversary of its issue. We have used part of the proceeds from the Convertible Note for general corporate purposes and working capital including repayment of debt. The Convertible Note was issued in a transaction exempt from registration under the Securities Act.

Further to the conversion clause included into the Convertible Note, during July and September 2019, a total amount of approximately $428 thousand, principal and accrued interest, was converted to share capital with the conversion price of $2.25 per share and a total number of 190,403 new shares issued in the name of the holder of the Convertible Note. The Convertible Note provides that the “Floor Price” (as defined in the Note), which is currently $2.25, may be reduced to not less than $1.00 by mutual agreement of the Company and the holder of the Note.

The Convertible Note provides for interest to accrue at 10% annually, which interest shall be paid on the first anniversary of the Convertible Note’s issuance unless the Convertible Note is converted or redeemed pursuant to its terms beforehand. The interest may be paid in common shares of the Company, if certain conditions described within the Convertible Note are met.

As per the conversion clause included in the Note, the Company has recognized it as a hybrid agreement which includes an embedded derivative. This embedded derivative was separated to the derivative component and the non-derivative host. The derivative component is shown separately from the non-derivative host at fair value. The changes in the fair value of the derivative financial instrument are recognized in the consolidated statement of comprehensive loss. For the period ended June 30, 2019, the Company recognized a gain on this derivative financial instrument amounting to $1.4 million, which was classified under “Gain on derivative financial instruments” in the consolidated statement of comprehensive loss.

Upon any future stock dividend, stock split, reverse stock split or similar transaction, the Floor Price will not be adjusted and the Floor Price following such transaction will be equal to the Floor Price immediately prior to such transaction.

The terms of the Note provide that the Note may be required at the option of the holder to be redeemed by the Company in cash, in whole or in part, at any time following any consecutive period of ten trading days during each of which the volume-weighted average price of the Company’s common shares is less than the Floor Price.

Conversion of Debt and Issuance of Shares

On May 2, 2019, Globus announced that, in accordance with the terms and provisions of the revolving credit facility, dated November 21, 2018, between the Company and Firment Shipping Inc., an entity deemed as an affiliated party through common control, the Company has elected to convert the aggregate outstanding principal balance and accrued interest of $3,170,136 into 1,132,191 shares of common stock of the Company.

Loan Refinancing

In June 2019, Globus through its wholly owned subsidiaries, Devocean Maritime Ltd., Domina Maritime Ltd., Dulac Maritime S.A., Artful Shipholding S.A. and Longevity Maritime Limited, vessel owning companies of m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe and m/v Sun Globe, respectively, entered a new term loan facility for up to $37 million with EnTrust Global’s Blue Ocean Fund for the purpose of refinancing the existing indebtedness secured on the ships and for general corporate purposes. Globus subsidiaries, namely Devocean Maritime Ltd., Domina Maritime Ltd., Dulac Maritime S.A., Artful Shipholding S.A. and Longevity Maritime Limited, are identified as the borrowers under the loan facility which is guaranteed by Globus, and which contains a standard security package including mortgages on all of our ships, pledges of bank accounts, charter assignments, shares pledges respecting each borrower, and a general assignment over each ship’s earnings, insurances and any requisition compensation in relation to that ship. This loan facility will be referred as EnTrust loan facility. On June 24, 2019, the Company drew down $37 million and fully prepaid the existing loan facilities with Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG) and Macquarie Bank International Limited.

The EnTrust loan facility bears interest at LIBOR plus a margin of 8.5% (or 10.5% default interest), and is repayable by five consecutive quarterly installments commencing on December 31, 2019 each in the amount of the earnings of the ships after deducing interest on the EnTrust loan facility, operating expenses and reserves for drydocking, then by six consecutive quarterly installments commencing on March 31, 2021 each in the amount of $1,492,622, and by a final installment on June 30, 2022 in the amount of $1,492,622 together with the remaining principal amount as a balloon payment.

The Company must maintain a credit balance of not less than $250,000 for each mortgaged ship. Globus must maintain, on a consolidated basis, at the end of each calendar quarter, liquid funds in an amount, in aggregate, of not less than 5% of the consolidated financial indebtedness of the group. Each borrower must maintain in its earnings account during the cash sweep period an amount equal to the product of (a) the lower of: (i) $1,000; and (ii) the difference between the daily time charter equivalent rate of the ship owned by that borrower, and the break-even expenses of that ship for that cash sweep period; and (b) the actual number of days lapsed during that cash sweep period for that borrower. Each borrower is prohibited from declaring or paying dividends, or from repaying the EnTrust loan facility, until December 25, 2020. The EnTrust loan facility contains standard loan covenants, including loan to value covenants.

Results of Operations

First half of the year 2019 compared to the first half of the year 2018

Total comprehensive loss for the first half of the year 2019 amounted to $3.5 million or $0.95 basic and diluted loss per share based on 3,642,256 weighted average number of shares, compared to total comprehensive loss of $2.5 million for the same period last year or $0.77 basic and diluted loss per share based on 3,196,161 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the decrease in total comprehensive loss during the first half of 2019 compared to the first half of 2018 (expressed in $000’s):

1st half of 2019 vs 1st half of 2018

Net loss for the 1st half of 2018	(2,473)
Decrease in voyage revenues	(1,190)
Increase in Voyage expenses	(577)
Decrease in Vessels operating expenses	968
Increase in Depreciation	(67)
Increase in Depreciation of dry docking costs	(416)
Increase in Total administrative expenses	(72)
Increase in Other income, net	74
Increase in Interest income	9
Increase in Interest expense and finance costs	(1,251)
Increase in Gain on derivative financial instruments	1,572
Decrease in Foreign exchange gains	(50)
Net loss for the 1st half of 2019	(3,473)

Voyage revenues

During the six-month period ended June 30, 2019 and 2018, our Voyage revenues reached $6.9 million and $8.1 million respectively. The 15% decrease in Voyage revenues was mainly attributed to the decrease in the average time charter rates achieved by our vessels during the first half of 2019 compared to the same period in 2018. Daily Time Charter Equivalent rate (TCE) for the first half of 2019 was $6,358 per vessel per day against $8,689 per vessel per day during the same period in 2018 corresponding to a decrease of 27%.

Voyage expenses

Voyage expenses reached $1.2 million during the first half of 2019 compared to $0.6 million during the same period last year. Voyage expenses include commissions on revenues, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the first half of 2019 and 2018 are analyzed as follows:

In $000’s	2019	2018
Commissions	93	130
Bunkers expenses	965	322
Other voyage expenses	129	158
Total	1,187	610

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, reached $4.3 million during the first half of 2019 compared to $5.3 million during the first half of 2018. The breakdown of our operating expenses for the six month period ended June 30, 2019 and 2018 was as follows:

	2019	2018
Crew expenses	55%	46%
Repairs and spares	19%	30%
Insurance	7%	5%
Stores	10%	11%
Lubricants	5%	5%
Other	4%	3%

Average daily operating expenses during the six-month periods ended June 30, 2019 and 2018 were $4,767 per vessel per day and $5,837 per vessel per day respectively, corresponding to a decrease of 18% and returning to a more normal rate as last year was unusually high.

Depreciation of dry docking costs

Depreciation charge of dry docking costs during the first half of 2019 reached $0.9 million compared to $0.5 million during the same period in 2018. This is due to the increased cost of dry dockings that 3 of our vessels underwent during 2018 and subsequently resulted to a higher depreciation charge in the first half of 2019.

Interest expense and finance costs

Interest expense and finance costs reached $2.3 million during the first half of 2019 compared to $1 million in 2018. Interest expense and finance costs for the first half of 2019 and 2018 are analyzed as follows:

In $000’s	2019	2018
Interest payable on long-term borrowings	1,343	971
Bank charges	14	15
Operating lease liability interest	26	-
Amortization of debt discount	250	38
Other finance expenses	645	3
Total	2,278	1,027

This increase is mainly due to the refinance of the outstanding debt which is discussed further in a previous section of this document. Other finance expenses for the first half 2019 include approximately $0.6 million that was the loan prepayment fee and expenses related to the prepayment of Macquarie Loan Agreement.

Gain on derivative financial instruments

The gain on the derivative financial instruments is mainly attributed to the valuation of the “Convertible Note”. As per the conversion clause included in this agreement, the Company has recognized it as a hybrid instrument which includes an embedded derivative. This embedded derivative was separated to the derivative component and the non-derivative host. The derivative component is shown separately from the non-derivative host at fair value. The changes in the fair value of the derivative financial instrument are recognized in the consolidated statement of comprehensive loss. As of June 30, 2019 the Company recognized a gain on this derivative financial instrument amounting to $1.4 million.

Liquidity and capital resources

As of June 30, 2019 and 2018, our cash and bank balances and bank deposits (including restricted cash) were $4.9 million and $1.6 million respectively.

As of June 30, 2019, the Company reported a working capital deficit of $4,089 and its cash flow projections indicated that cash on hand and cash to be provided by operating activities might not be sufficient to cover the liquidity needs, including the debt obligations that become due in the twelve-month period ending following the issuance of these unaudited interim condensed consolidated financial statements.

The above conditions potentially raise substantial doubt about the entity’s ability to continue as a going concern. Management plans to settle loan interest and scheduled loan repayments with cash at hand and cash expected to be generated from the operations and from financing activities. Especially for the Convertible Note that terminates during March 2020 the Company anticipates that it will be converted to share capital and no cash will be required for its repayment. As of the date of issue of these unaudited interim condensed consolidated financial statements, within the third quarter of 2019, a total amount of approximately $428, principal and accrued interest, has already been converted to share capital.

As of June 30, 2019 there is also an amount of $11.1 million available to be drawn under the Firment Shipping Credit Facility, which will be sufficient to cover the Company’s liquidity needs, including the debt obligations that become due in the twelve-month period ending following the issuance of these unaudited interim condensed consolidated financial statements. The Firment Shipping Credit Facility remains available until its final maturity date at November 19, 2020.

After considering all related developments and the Company’s plans, management believes that the substantial doubt about the Company’s ability to continue as a going concern is alleviated.

Net cash used in operating activities for the six month period ended June 30, 2019 was $1.8 million compared to net cash generated from operating activities of $1.2 million during the respective period in 2018. The decrease in our cash from operations was mainly attributed to the decrease in our adjusted EBITDA from $1.3 million during the first half of 2018 to $0.5 million during the six month period under consideration

Net cash generated from/(used in) financing activities during the six month period ended June 30, 2019 and 2018 were as follows:

	Six months ended June 30,
In $000’s	2019	2018
	(Unaudited)
Proceeds from loans	43,700	-
Proceeds from issuance of share capital	-	600
Repayment of long term debt	(1,830)	(2,244)
Prepayment of long term debt	(33,833)	0
Restricted cash	(809)	210
Payment of financing costs	(880)	-
Repayment of lease liability	(30)	-
Interest paid	(1,833)	(920)
Net cash (used in)/generated from financing activities	4,485	(2,354)

As of June 30, 2019 and 2018 we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreements of an aggregate of $37.7 million and of $39.4 million respectively gross of unamortized debt discount.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for the six-month periods ended June 30, 2019 and 2018	F-2

Condensed Consolidated Statement of Financial Position as of June 30, 2019 (Unaudited) and December 31, 2018	F-3

Unaudited Interim Condensed Consolidated Statement of Changes in Equity for the six-month periods ended June 30, 2019 and 2018	F-4

Unaudited Interim Condensed Consolidated Statement of Cash Flows for the six-month periods ended June 30, 2019 and 2018	F-5

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-6 to F-15

F-1

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the six-months ended June 30, 2019 and 2018

(Expressed in thousands of U.S. Dollars, except share and per share and warrants data)

		Six months ended June 30,
	Notes	2019	2018
REVENUES:
Voyage revenues		6,942	8,132
Total Revenues		6,942	8,132

EXPENSES & OTHER OPERATING INCOME:
Voyage expenses		(1,187)	(610)
Vessel operating expenses		(4,314)	(5,282)
Depreciation	5	(2,348)	(2,281)
Depreciation of dry docking costs	5	(910)	(494)
Administrative expenses		(827)	(676)
Administrative expenses payable to related parties		(188)	(267)
Share-based payments	9	(20)	(20)
Other income, net		79	5
Operating loss		(2,773)	(1,493)

Interest income		9	-
Interest expense and finance costs		(2,278)	(1,027)
Gain on derivative financial instruments		1,572	-
Foreign exchange gains/(losses), net		(3)	47

TOTAL LOSS FOR THE PERIOD		(3,473)	(2,473)
Other Comprehensive Income		-	-
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(3,473)	(2,473)

Loss per share (U.S.$):
- Basic and Diluted loss per share for the period	7	(0.95)	(0.77)

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-2

GLOBUS MARITIME LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2019 and December 31, 2018

(Expressed in thousands of U.S. Dollars, except share and per share and warrants data)

		June 30,	December 31,
	Notes	2019	2018
		(Unaudited)
ASSETS

NON-CURRENT ASSETS
Vessels, net	5	80,565	83,750
Office furniture and equipment		112	120
Right of use asset	2	618	0
Restricted cash		1,250	-
Other non-current assets		10	10
		82,555	83,880
CURRENT ASSETS
Trade receivables, net		879	577
Inventories		422	650
Prepayments and other assets		998	171
Restricted cash	3	909	1,350
Cash and cash equivalents	3	2,709	46
		5,917	2,794
TOTAL ASSETS		88,472	86,674

EQUITY AND LIABILITIES

EQUITY
Issued share capital	6	17	13
Share premium	6	143,486	140,334
Accumulated deficit		(102,770)	(99,297)
Total equity		40,733	41,050
NON-CURRENT LIABILITIES
Long-term borrowings, net of current portion	4,8	36,707	1,500
Fair value of derivative financial instruments		484	831
Provision for staff retirement indemnities		24	87
Operating lease liabilities	2	518	-
		37,733	2,418
CURRENT LIABILITIES
Current portion of long-term borrowings	8	974	35,368
Trade accounts payable		5,023	6,433
Accrued liabilities and other payables		1,392	1,319
Current portion of operating lease liabilities	2	112	-
Current portion of fair value of derivative financial instruments		2,355	-
Deferred revenue		150	86
		10,006	43,206
TOTAL LIABILITIES		47,739	45,624
TOTAL EQUITY AND LIABILITIES		88,472	86,674

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-3

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six-months ended June 30, 2019 and 2018

(Expressed in thousands of U.S. Dollars, except share and per share and warrants data)

	Issued share Capital	Share Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2019	13	140,334	(99,297)	41,050
Loss for the period	-	-	(3,473)	(3,473)
Issuance of common shares	4	3,132	-	3,136
Share-based payments (Note 9)	-	20	-	20
As at June 30, 2019	17	143,486	(102,770)	40,733

	Issued share Capital	Share Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2018	13	139,684	(95,729)	43,968
Loss for the period	-	-	(2,473)	(2,473)
Issuance of common stock due to exercise of warrants (Note 6)	-	600	-	600
Share-based payments (Note 9)	-	30	-	30
As at June 30, 2018	13	140,314	(98,202)	42,125

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-4

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-months ended June 30, 2019 and 2018

(Expressed in thousands of U.S. Dollars)

		Six months ended June 30,
	Notes	2019	2018
Operating activities
Loss for the period		(3,473)	(2,473)
Adjustments for:
Depreciation	5	2,348	2,281
Depreciation of deferred dry docking costs	5	910	494
Payment of deferred dry docking costs		(481)	(290)
Provision for staff retirement indemnities		(63)	2
Gain on derivative financial instruments		(1,572)	-
Interest expense and finance costs		2,278	1,027
Interest income		(9)	-
Foreign exchange gains, net		(2)	(61)
Share based payment	9	20	30
(Increase)/decrease in:
Trade receivables, net		(302)	56
Inventories		228	263
Prepayments and other assets		(827)	(931)
Increase/(decrease) in:
Trade accounts payable		(991)	285
Accrued liabilities and other payables		54	396
Deferred revenue		64	150
Net cash (used in)/generated from operating activities		(1,818)	1,229
Cash flows from investing activities:
Purchase of vessel equipment		-	(26)
Purchases of office furniture and equipment		(13)	(17)
Interest received		9	-
Net cash used in investing activities		(4)	(43)
Cash flows from financing activities:
Proceeds from loans		43,700	-
Repayment of long-term debt		(1,830)	(2,244)
Prepayment of long term debt		(33,833)	0
Proceeds from issuance of share capital		-	600
(Increase)/decrease in restricted cash	3	(809)	210
Payment of financing costs		(880)	-
Repayment of lease liability		(30)	-
Interest paid		(1,833)	(920)
Net cash generated from/(used in) financing activities		4,485	(2,354)
Net increase/(decrease) in cash and cash equivalents		2,663	(1,168)
Cash and cash equivalents at the beginning of the year	3	46	2,756
Cash and cash equivalents at the end of the period	3	2,709	1,588

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-5

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2019

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

1.	Basis of presentation and general information

The accompanying unaudited interim condensed consolidated financial statements include the financial statements of Globus Maritime Limited (“Globus”) and its wholly owned subsidiaries (collectively the “Company”). Globus was formed on July 26, 2006 under the laws of Jersey. On June 1, 2007, Globus concluded its initial public offering in the United Kingdom and its shares were admitted for trading on the Alternative Investment Market (“AIM”). On November 24, 2010 Globus was redomiciled to the Marshall Islands and its shares were admitted for trading in the United States (NASDAQ Global Market) under the Securities Act of 1933, as amended. On November 26, 2010 Globus shares were effectively delisted from AIM.

The address of the registered office of Globus is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The principal business of the Company is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Company conducts its operations through its vessel owning subsidiaries.

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The consolidated financial statements include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as of June 30, 2018:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned
Globus Shipmanagement Corp.	Marshall Islands	-	Management Co.
Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe
Domina Maritime Ltd.	Marshall Islands	May 19, 2010	m/v Sky Globe
Dulac Maritime S.A.	Marshall Islands	May 25, 2010	m/v Star Globe
Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe
Longevity Maritime Limited	Malta	September 15, 2011	m/v Sun Globe

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of the management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s comprehensive loss, financial position and cash flow for the periods presented. Operating results for the six-month period ended June 30, 2019 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2019.

The unaudited interim condensed consolidated financial statements for the six months ended June 30, 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements presented in this report do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 (the “2018 Annual Report”).

Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2018 Annual Report.

The unaudited interim condensed consolidated financial statements as of June 30, 2019 and for the six months then ended, were approved for issuance by the Board of Directors on September 26, 2019.

F-6

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2019

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

1.	Basis of presentation and general information (continued)

Going Concern basis of accounting:

As of June 30, 2019, the Company reported a working capital deficit of $4,089 and its cash flow projections indicated that cash on hand and cash to be provided by operating activities might not be sufficient to cover the liquidity needs, including the debt obligations that become due in the twelve-month period ending following the issuance of these unaudited interim condensed consolidated financial statements.

The above conditions potentially raise substantial doubt about the entity’s ability to continue as a going concern. Management plans to settle loan interest and scheduled loan repayments with cash at hand and cash expected to be generated from the operations and from financing activities. Especially for the Convertible Note that terminates during March 2020 (Note 8) the Company anticipates that it will be converted to equity and no cash will be required for its repayment. As of the date of issue of these unaudited interim condensed consolidated financial statements, within the third quarter of 2019, a total amount of approximately $428, principal and accrued interest, has already been converted to equity (see also Note 13).

As of June 30, 2019 the Company has an undrawn amount of $11.1 million available under the Firment Shipping Credit Facility (Note 8), which if drawn will be sufficient to cover the Company’s liquidity needs, including the debt obligations that become due in the twelve-month period ending following the issuance of these unaudited interim condensed consolidated financial statements. After considering all related developments and the Company’s plans, management believes that the substantial doubt about the Company’s ability to continue as a going concern is alleviated.

2.	Significant Accounting Policies and recent accounting pronouncements

The accounting policies adopted are consistent with those of the previous financial year except for the following amended IFRS which have been adopted by the Company as of January 1, 2019:

•	IFRS 16: Leases

IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (‘lessee’) and the supplier (‘lessor’). The new standard requires lessees to recognize most leases on their financial statements. Lessees will have a single accounting model for all leases, with certain exemptions. Lessor accounting is substantially unchanged.

The Group has initially adopted IFRS 16 on January 1, 2019 using the modified retrospective approach under which the comparative information presented for 2018 has not been restated and is presented as it was previously reported under IAS 17 and related interpretations. On transition, the Company has elected to apply the practical expedients available for leases with a remaining lease term of less than one year and leases of low value assets.

At transition, the Company identified the rental agreement with Cyberonica S.A., to give rise to a right of use asset and a corresponding liability estimated to approximately $674 as of January 1, 2019, calculated as the present value of minimum future lease payments. The discount rate used is the incremental cost of borrowing. In addition, the nature and recognition of expenses related to those leases changed as IFRS 16 replaced the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. The depreciation charge for right-of-use assets for the period ended June 30, 2019 was approximately $56 and the interest expense on lease liabilities for the same period was approximately $26.

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of lease revenue. The revenue earned under time charters is not negotiated in its two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters, and the age of the vessel. The Company believes that the standalone transaction price attributable to the technical management service component is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which consist of the crew expenses, maintenance and consumable costs and was approximately $3,861 for the six month period ended June 30, 2019. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was approximately $3,081 for the six month period ended June 30, 2019.

F-7

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2019

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.	Significant Accounting Policies and recent accounting pronouncements (continued)

•	IFRS 9: Prepayment features with negative compensation (Amendment)

The Amendment allows financial assets with prepayment features that permit or require a party to a contract either to pay or receive reasonable compensation for the early termination of the contract (so that, from the perspective of the holder of the asset there may be ‘negative compensation’), to be measured at amortized cost or at fair value through other comprehensive income. Management has assessed that these amendments have no impact on the Company’s financial position or performance.

•	IAS 28: Long-term Interests in Associates and Joint Ventures (Amendments)

The Amendments relate to whether the measurement, in particular impairment requirements, of long term interests in associates and joint ventures that, in substance, form part of the ‘net investment’ in the associate or joint venture should be governed by IFRS 9, IAS 28 or a combination of both. The Amendments clarify that an entity applies IFRS 9 Financial Instruments, before it applies IAS 28, to such long-term interests for which the equity method is not applied. In applying IFRS 9, the entity does not take account of any adjustments to the carrying amount of long- term interests that arise from applying IAS 28. Management has assessed that these amendments has no impact on its financial position or performance.

•	IFRIC INTERPETATION 23: Uncertainty over Income Tax Treatments

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12. The Interpretation provides guidance on considering uncertain tax treatments separately or together, examination by tax authorities, the appropriate method to reflect uncertainty and accounting for changes in facts and circumstances. Management has assessed that this interpretation have no impact on the Company’s financial position or performance.

•	IAS 19: Plan Amendment, Curtailment or Settlement (Amendments)

The Amendments require entities to use updated actuarial assumptions to determine current service cost and net interest for the remainder of the annual reporting period after a plan amendment, curtailment or settlement has occurred. The Amendments also clarify how the accounting for a plan amendment, curtailment or settlement affects applying the asset ceiling requirements. Management has assessed that these amendments have no impact on the Company’s financial position or performance.

•	The IASB has issued the Annual Improvements to IFRSs 2015 – 2017 Cycle, which is a collection of amendments to IFRSs. Management has assessed that these amendments have no impact on its financial position or performance.

➢	IFRS 3 Business Combinations and IFRS 11 Joint Arrangements: The amendments to IFRS 3 clarify that when an entity obtains control of a business that is a joint operation, it remeasures previously held interests in that business. The amendments to IFRS 11 clarify that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.
➢	IAS 12 Income Taxes: The amendments clarify that the income tax consequences of payments on financial instruments classified as equity should be recognized according to where the past transactions or events that generated distributable profits has been recognized.
➢	IAS 23 Borrowing Costs: The amendments clarify paragraph 14 of the standard that, when a qualifying asset is ready for its intended use or sale, and some of the specific borrowing related to that qualifying asset remains outstanding at that point, that borrowing is to be included in the funds that an entity borrows generally.

Standards issued but not yet effective and not early adopted:

•	Amendment in IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture.

The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015 the IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting. The application of this amendment will have no impact on the financial position or the performance of the Company since the Company is not an investment entity.

F-8

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2019

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.	Significant Accounting Policies and recent accounting pronouncements (continued)

•	Conceptual Framework in IFRS standards

The IASB issued the revised Conceptual Framework for Financial Reporting on 29 March 2018. The Conceptual Framework sets out a comprehensive set of concepts for financial reporting, standard setting, guidance for preparers in developing consistent accounting policies and assistance to others in their efforts to understand and interpret the standards. IASB also issued a separate accompanying document, Amendments to References to the Conceptual Framework in IFRS Standards, which sets out the amendments to affected standards in order to update references to the revised Conceptual Framework. Its objective is to support transition to the revised Conceptual Framework for companies that develop accounting policies using the Conceptual Framework when no IFRS Standard applies to a particular transaction. For preparers who develop accounting policies based on the Conceptual Framework, it is effective for annual periods beginning on or after 1 January 2020.

•	IFRS 3: Business Combinations (Amendments)

The IASB issued amendments in Definition of a Business (Amendments to IFRS 3) aimed at resolving the difficulties that arise when an entity determines whether it has acquired a business or a group of assets. The Amendments are effective for business combinations for which the acquisition date is in the first annual reporting period beginning on or after 1 January 2020 and to asset acquisitions that occur on or after the beginning of that period, with earlier application permitted. Management does not expect that these amendments will have an impact on the Company’s financial position or performance.

•	IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of ‘material’ (Amendments)

The Amendments are effective for annual periods beginning on or after 1 January 2020 with earlier application permitted. The Amendments clarify the definition of material and how it should be applied. The new definition states that, ‘Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity’. In addition, the explanations accompanying the definition have been improved. The Amendments also ensure that the definition of material is consistent across all IFRS Standards. Management does not expect that these amendments will have an impact on the Company’s financial position or performance.

3	Cash and cash equivalents and Restricted cash

For the purpose of the interim condensed consolidated statement of financial position, cash and cash equivalents comprise the following:

	June 30, 2019	December 31, 2018
Cash on hand	6	46
Cash at banks	2,703	-
Total	2,709	46

Cash held in banks earns interest at floating rates based on daily bank deposit rates. Bank deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company and earn interest at the respective bank deposit rates.

As at June 30, 2019, in order to fulfil the collateral requirements contained in the loan agreement (Note 8), the Company has pledged an aggregate amount of $2,159. This amount is presented on the accompanying statement of financial position under restricted cash current $909 ($1,350 as at December 31, 2018) and restricted cash non-current $1,250 (zero as at December 31, 2018).

4	Transactions with Related Parties

Details of the Company’s transactions with related parties did not change in the six-month period ended June 30, 2019 and are discussed in Note 4 of the Company’s consolidated financial statements for the year ended December 31, 2018, included in the 2018 Annual Report except for the transactions described below.

The ultimate controlling party of the Company is Mr. George Feidakis who beneficially owns 1,252,258 common shares as of June 30, 2019 through Firment Shipping Inc., a Marshall Islands corporation for which he exercises sole voting and investment power. As at June 30, 2019, Mr Feidakis beneficially owned 29% of Globus’ shares.

F-9

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2019

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

5	Vessels, net

The amounts in the interim condensed consolidated statement of financial position are analysed as follows:

	Vessels cost	Vessels depreciation	Dry docking costs	Depreciation of dry docking costs	Net Book Value
Balance at January 1, 2019	179,427	(97,280)	6,978	(5,375)	83,750
Additions	-	-	(5)	-	(5)
Depreciation & Amortization	-	(2,270)	-	(910)	(3,180)
Balance at June 30, 2019	179,427	(99,550)	6,973	(6,285)	80,565

No events and circumstances were identified that would require an impairment loss to be recognized based on the Company’s impairment assessment as of June 30, 2019.

6	Share Capital and Share Premium

The authorised share capital of Globus consisted of the following:

	June 30,	December 31,
	2019	2018
Authorised share capital:
500,000,000 Common Shares of par value $0.004 each	2,000	2,000
100,000,000 Class B common shares of par value $0.001 each	100	100
100,000,000 Preferred shares of par value $0.001 each	100	100
Total authorised share capital	2,200	2,200

Holders of the Company’s common shares and Class B shares have equivalent economic rights, but holders of Company’s common shares are entitled to one vote per share and holders of the Company’s Class B shares are entitled to twenty votes per share. Each holder of Class B shares may convert, at its option, any or all of the Class B shares held by such holder into an equal number of common shares.

Common Shares issued and fully paid	Number of shares	USD
As at January 1, 2019	3,209,327	13
Issued during the period for share based compensation (Note 9)	5,780	-
Issuance of common stocks due conversion of loan	1,132,191	4
As at June 30, 2019	4,347,298	17

Common Shares issued and fully paid	Number of shares	USD
As at January 1, 2018	3,163,042	13
Issued during the period for share based compensation (Note 9)	3,327	-
Issuance of common stocks due to exercise of warrants	37,500	-
As at June 30, 2018	3,203,869	13

As of June 30, 2019 and 2018 the Company had no Class B common shares and no Preferred shares outstanding.

Share premium includes the contribution of Globus’ shareholders to the acquisition of the Company’s vessels. Additionally, share premium includes the effects of the acquisition of non-controlling interest, the effects of the Globus initial and follow-on public offerings and the effects of the share based payments described in Note 9. At June 30, 2019 and December 31, 2018 Globus share premium amounted to $143,486 and $140,334, respectively.

As of June 30, 2019, in connection with the February 2017 private placement, the February 2017 Warrants outstanding had expired unexercised.

As of June 30, 2018, in connection with the February 2017 private placement, the Company had 3,052,320 of the February 2017 Warrants outstanding to purchase an aggregate of 3,052,320 common shares.

F-10

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2019

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

6	Share Capital and Share Premium (continued)

Further to the February 2017 private placement an investor, other than Firment Shipping Inc. and Silaner Investments Limited, partially exercised in January 2018 its warrants, purchasing 37,500 of the Company’s common shares for aggregate gross proceeds to the Company of approximately $600.

As of June 30, 2019 and 2018, in connection with the October 2017 private placement, the Company had 1,250,000 of the October 2017 Warrants(as described in 2018 Annual Report) outstanding to purchase an aggregate of 1,250,000 common shares.

October 2017 Warrants are exercisable for 24 months after their respective issuance. Under the terms of the warrants, all warrant holders (other than Firment Shipping Inc., which has no such restriction in its warrants) may not exercise their warrants to the extent such exercise would cause such warrant holder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased, but not to exceed 9.99%) of the Company’s then outstanding common shares immediately following such exercise, excluding for purposes of such determination common shares issuable upon exercise of the warrants which have not been exercised. This provision does not limit a warrant holder from acquiring up to 4.99% of the Company’s common shares, selling all of their common shares, and re-acquiring up to 4.99% of the Company’s common shares.

7	Loss per Share

Basic earnings/(loss) per share (“EPS”/’‘LPS’’) is calculated by dividing the net profit/(loss) for the period attributable to Globus shareholders by the weighted average number of shares issued, paid and outstanding.

Diluted earnings/(loss) per share is calculated by dividing the net profit/(loss) attributable to common equity holders of the parent by the weighted average shares outstanding during the period plus the weighted average number of common shares that would be issued on the conversion of all the dilutive potential common shares into common shares.

The following reflects the loss and share data used in the basic and diluted loss per share computations:

	June 30,
	2019	2018
Loss attributable to common equity holders	(3,473)	(2,473)
Weighted average number of shares for basic and diluted LPS	3,642,256	3,196,161

8	Long-Term Debt, net

Long-term debt in the consolidated statement of financial position is analysed as follows:

	Borrower	Loan Balance	Unamortized Debt Discount	Total Borrowings
(a)	Devocean Maritime LTD., Domina Maritime LTD., Dulac Maritime S.A., Artful Shipholding S.A. & Longevity Maritime Limited	37,000	(874)	36,126
(b)	Globus Maritime Ltd. – Firment Shipping Inc.	307	-	307
(c)	Globus Maritime Ltd. – Convertible Note	1,248	-	1,248

	Total at June 30, 2019	38,555	(874)	37,681
	Less: Current Portion	(1,248)	274	(974)
	Long-Term Portion	37,307	(600)	36,707

	Total at December 31, 2018	37,163	(295)	36,868
	Less: Current Portion	(35,663)	295	(35,368)
	Long-Term Portion	1,500	-	1,500

Details of the Company’s credit facilities and debt securities are discussed in Note 12 of the Company’s consolidated financial statements for the year ended December 31, 2018, included in the 2018 Annual Report.

F-11

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2019

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

8	Long-Term Debt, net (continued)

As of June 30, 2019, the Company was in compliance with the loan covenants of the agreements with the lenders.

In more detail:

(a)	In June 2019, Globus through its wholly owned subsidiaries, Devocean Maritime Ltd.(the “Borrower A”), Domina Maritime Ltd.(the “Borrower B”), Dulac Maritime S.A. (the “Borrower C”), Artful Shipholding S.A. .(the “Borrower D”) and Longevity Maritime Limited (the “Borrower E”), vessel owning companies of m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe and m/v Sun Globe, respectively, entered a new term loan facility for up to $37,000 with EnTrust Global’s Blue Ocean Fund for the purpose of refinancing the existing indebtedness secured on the ships and for general corporate purposes. The loan facility is in the names of Devocean Maritime Ltd., Domina Maritime Ltd, Dulac Maritime S.A., Artful Shipholding S.A. and Longevity Maritime Limited as the borrowers and is guaranteed by Globus. The loan facility bears interest at LIBOR plus a margin of 8.50% (or 10.5% default interest) for interest periods of three months. This loan facility will be referred as EnTrust loan facility.

On June 24, 2019, the Company drew down $37,000 and fully prepaid the existing loan facilities with Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG) and Macquarie Bank International Limited. The “EnTrust” loan facility consists of five Tranches:

Tranche (A) of $6,375 for the purpose of prepaying to Hamburg Commercial Bank AG the amount outstanding with respect to the m/v River Globe. The balance outstanding of tranche (A) at June 30, 2019, was $6,375 payable in 6 equal quarterly instalments of $266 starting, March 2021, as well as a balloon payment of $4,779 due together with the 6th and final instalment due in June 2022. This repayment schedule is subject to alterations depending on the amount of “Excess cash”, as described in the loan agreement, which could have already decreased the balloon amount.

Tranche (B) of $7,375 for the purpose of prepaying to Hamburg Commercial Bank AG the amount outstanding with respect to the m/v Sky Globe. The balance outstanding of tranche (B) at June 30, 2019, was $7,375 payable in 6 equal quarterly instalments of $230 starting, March 2021, as well as a balloon payment of $5,995 due together with the 6th and final instalment due in June 2022. This repayment schedule is subject to alterations depending on the amount of “Excess cash”, as described in the loan agreement, which could have already decreased the balloon amount.

Tranche (C) of $7,750 for the purpose of prepaying to Hamburg Commercial Bank AG the amount outstanding with respect to the m/v Star Globe. The balance outstanding of tranche (C) at June 30, 2019, was $7,750 payable in 6 equal quarterly instalments of $215 starting, March 2021, as well as a balloon payment of $6,460 due together with the 6th and final instalment due in June 2022. This repayment schedule is subject to alterations depending on the amount of “Excess cash”, as described in the loan agreement, which could have already decreased the balloon amount.

Tranche (D) of $6,500 for the purpose of prepaying to Macquarie Bank International Limited the amount outstanding with respect to the m/v Moon Globe. The balance outstanding of tranche (D) at June 30, 2019, was $6,500 payable in 6 equal quarterly instalments of $406 starting, March 2021, as well as a balloon payment of $4,064 due together with the 6th and final instalment due in June 2022. This repayment schedule is subject to alterations depending on the amount of “Excess cash”, as described in the loan agreement, which could have already decreased the balloon amount.

Tranche (E) of $9,000 for the purpose of prepaying to Macquarie Bank International Limited the amount outstanding with respect to the m/v Sun Globe. The balance outstanding of tranche (E) at June 30, 2019, was $9,000 payable in 6 equal quarterly instalments of $375 starting, March 2021, as well as a balloon payment of $6,750 due together with the 6th and final instalment due in June 2022. This repayment schedule is subject to alterations depending on the amount of “Excess cash”, as described in the loan agreement, which could have already decreased the balloon amount.

The loan is secured by, among other things:

•	First preferred mortgage over m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe and m/v Sun Globe.
•	Guarantees from Globus and the vessel owning companies.
•	Assignment of all insurances and earnings of the mortgaged vessels.
•	Assignment of charter in respect of each vessel and an assignment of any guarantee or security in respect of such charters.

F-12

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2019

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

8	Long-Term Debt, net (continued)

The EnTrust loan facility contains various covenants requiring the vessels owning companies and/or Globus to, amongst others things, ensure that:

➢	The Borrowers shall maintain a minimum liquidity at all times of not less than $250 for each mortgaged ship.

➢	The Parent Guarantor shall maintain, on a consolidated basis, at the end of each calendar quarter liquid funds in an amount, in aggregate, of not less than 5 per cent of the consolidated “Financial Indebtedness”, as described in the loan agreement, of the Group as reflected in the most recent financial statements of the Parent Guarantor.

➢	Each Borrower shall maintain in its earnings account during a “Cash Sweep Period”, which is the period commencing on the relevant Utilisation Date and ending on 30 September 2019 and each three-month period thereafter commencing on 1 January, 1 April, 1 July and 1 October in each financial year of that Borrower, with the last such three-month period commencing on 30 June 2020 and ending on 30 September 2020, the applicable “Buffer Amount”, which is in relation to a Borrower for a Cash Sweep Period, the product of:

(a) an amount equal to the lower of:

(i) $1,000; and

(ii) the difference between the daily time charter equivalent rate of the Ship owned by that Borrower, as evidenced in the management accounts, and the “Break-Even Expenses”, as described in the loan agreement, of that ship for that Cash Sweep Period; and

(b) the actual number of days lapsed during that Cash Sweep Period for that Borrower.

➢	Each of Borrower B, Borrower C and Borrower D shall create a reserve fund in the Reserve Account to meet the anticipated dry docking and special survey fees and expenses for the Ship owned by it, by maintaining in the Reserve Account a minimum credit balance (the “Accruing Dry Docking and Special Survey Reserves”) which may not be withdrawn (other than for the purpose of covering the documented and incurred costs and expenses for the next special survey of that Ship), in an amount equal to, at each Quarter End Date, the product of:

(i) $500; and

(ii) the number of days elapsed from the relevant Utilisation Date until such Quarter End Date, and that Borrower shall ensure that the credit balance of the Reserve Account shall be increased to meet the required amount of the Accruing Dry Docking and Special Survey Reserves by no later than each Quarter End Date.

Each of Borrower A and Borrower E shall deposit on the relevant Utilisation Date in the Reserve Account to meet the anticipated dry docking and special survey fees and expenses for Ship which is owned by it, a minimum credit balance in an amount equal to $450 which may not be withdrawn (other than for the purpose of covering the documented and incurred costs and expenses for the next special survey of that Ship).

➢	No Borrower shall incur or permit to be outstanding any Financial Indebtedness except “Permitted Financial Indebtedness”.

“Permitted Financial Indebtedness” means:

(a) any Financial Indebtedness incurred under the Finance Documents;

(b) any Financial Indebtedness that is subordinated to all Financial Indebtedness incurred under the Finance Documents pursuant to a Subordination Agreement or otherwise and which is, in the case of any such Financial Indebtedness of the Borrower, the subject of Subordinated Debt Security; and

(c) any “Permitted Trade Debt”.

“Permitted Trade Debt” means any trade debt on arm’s length commercial terms reasonably incurred in the ordinary course of owning, operating, trading, chartering, maintaining and repairing a Ship which remains unpaid for over 15 days of its due date and which does not exceeds $400 (or the equivalent in any other currency) per Ship at any relevant time

As of June 30, 2019, the Company was in compliance with the covenants of EnTrust Loan Agreement.

(b)	Relating to the Firment Shipping Credit Facility during the Company converted to share capital, as per the conversion clause included in the Firment Shipping Credit Facility, on April 23, 2019 the outstanding principal amount of $3,100 plus the accrued interest of $70 with a conversion price of $2.80 per share and issued 1,132,191 new common shares on behalf of Firment Shipping Inc. This conversion resulted to a gain of approximately $117, which was classified under “gain on derivative financial instruments” in the consolidated statement of comprehensive loss.

F-13

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2019

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

8	Long-Term Debt, net (continued)

As of June 30, 2019, the amount drawn and outstanding with respect to Firment Shipping Credit Facility was $800. The non-derivative host was classified under “long-term borrowings” in the consolidated statement of financial position and was $307 and the derivative component that was initially recognized amounted to $493 and was classified under “fair value of derivative financial instruments” in the consolidated statement of financial position. For the period ended June 30, 2019, the Company recognized a gain on this derivative financial instrument amounting to $9, which was classified under “gain on derivative financial instruments” in the consolidated statement of comprehensive loss.

As of June 30, 2019, there was an amount of $11,100 available to be drawn under the Firment Shipping Credit Facility.

The Firment Shipping Credit Facility requires that Athanasios Feidakis remain Chief Executive Officer and that Firment Shipping maintains at least a 40% shareholding in Globus, other than due to actions taken by Firment Shipping, such as sales of shares.

As of June 30, 2019, the Company was in compliance with the loan covenants of the Firment Shipping Credit Facility.

(c)	On March 13, 2019, the Company signed a securities purchase agreement with a private investor and on the same date issued, for gross proceeds of $5 million, a senior convertible note (the “Convertible Note”) that is convertible into shares of the Company’s common stock, par value $0.004 per share. If not converted or redeemed beforehand pursuant to the terms of the Convertible Note, the Convertible Note matures upon the anniversary of its issue. The Convertible Note was issued in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”).

The Convertible Note provides for interest to accrue at 10% annually, which interest shall be paid on the first anniversary of the Convertible Note’s issuance unless the Convertible Note is converted or redeemed pursuant to its terms beforehand. The interest may be paid in common shares of the Company, if certain conditions described within the Convertible Note are met. With respect to the Convertible Note, the Company also signed a registration rights agreement with the private investor pursuant to which it agreed to register for resale the shares that could be issued pursuant to the Convertible Note. The registration rights agreement contains liquidated damages if the Company is unable to register for resale the shares into which the Convertible Note may be converted, and maintain such registration.

As per the conversion clause included in the Convertible Note, the Company has recognized this agreement as a hybrid agreement which includes an embedded derivative. This embedded derivative was separated to the derivative component and the non-derivative host. The derivative component is shown separately from the non-derivative host in the consolidated statement of financial position at fair value. The changes in the fair value of the derivative financial instrument are recognized in the consolidated statement of comprehensive loss. As of June 30, 2019, the amount drawn and outstanding with respect to the Convertible Note was $5,000. The non-derivative host was classified under “long-term borrowings” in the consolidated statement of financial position and was $1,248 and the derivative component that was initially recognized amounted to $3,752 and was classified under “fair value of derivative financial instruments” in the consolidated statement of financial position. For the period ended June 30, 2019, the Company recognized a gain on this derivative financial instrument amounting to $1,397, which was classified under “gain on derivative financial instruments” in the consolidated statement of comprehensive loss.

The contractual annual loan principal payments per loan facility to be made subsequent to June 30, 2019, were as follows (maturities have been determined as if no prepayments will occur):

	(a)	(b)	(c) Convertible
June 30,	EnTrust	Firment	Note	Total
2020	-	-	5,000	5,000
2021	2,985	800	-	3,785
2022 and thereafter	34,015	-	-	34,015
Total	37,000	800	5,000	42,800

F-14

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2019

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

9	Share Based Payment

Share based payment comprise the following:

Period from January 1 to June 30, 2019	Number of common shares	Number of preferred shares	Issued share Capital	Share premium
Non-executive directors payment	5,780	-	-	20
Total at June 30, 2019	5,780	-	-	20

Period from January 1 to June 30, 2018	Number of common shares	Number of preferred shares	Issued share Capital	Share premium
Non-executive directors payment	3,327	-	-	30
Total at June 30, 2018	3,327	-	-	30

Series A Preferred shares:

As of June 30, 2019 and 2018, there were no series A preferred shares outstanding.

10	Contingencies

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents, and insurers and from claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which are material for disclosure.

11	Commitments

The Company enters into time charter arrangements on its vessels. These non-cancellable arrangements had remaining terms between three days to three months as of June 30, 2019 and between five days to seven months as of December 31, 2018, assuming redelivery at the earliest possible date. Future net minimum lease revenues receivable under non-cancellable operating leases as of June 30, 2019 and December 31, 2018, are as follows (vessel off-hires and dry-docking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for):

	June 30, 2019	December 31, 2018
Within one year	1,585	2,991
Total	1,585	2,991

These amounts include consideration for other elements of the arrangement apart from the right to use the vessel such as crew expenses, maintenance and consumable costs.

At June 30, 2019, the Company was a party to an operating lease agreement as lessee. The operating lease relates to the office premises of the Manager at a monthly rate of €10.36 and for a lease period ending January 2, 2025.

The future minimum lease payments under this agreement as of June 30, 2019 assuming a Euro: US dollar exchange rate for 2019: 1:1.14, were as follows:

June 30, 2019
Within one year	165
After one year but not more than five years	567
More than five years	72
Total	804

F-15

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2019

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

12	Fair values

Carrying amounts and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy (as defined in note 2.28 of the Annual Report). It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value, such as cash and cash equivalents, restricted cash, trade receivables and trade payables.

	Carrying amount Other financial	Fair value
(in thousands of USD)	liabilities	Level 1	Level 2	Level 3	Total
June 30, 2019
Financial liabilities measured at fair value
Derivative financial instruments	2,839	-	-	2,839	2,839
	2,839

Financial liabilities not measured at fair value
Long-term borrowings	38,555	-	39,989	-	39,989
	38,555

	Carrying amount Other financial	Fair value
(in thousands of USD)	liabilities	Level 1	Level 2	Level 3	Total
December 31, 2018
Financial liabilities measured at fair value
Derivative financial instruments	831	-	-	831	831
	831

Financial liabilities not measured at fair value
Long-term borrowings	37,163	-	37,030	-	37,030
	37,163

Measurement of fair values

Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

Financial instruments measured at fair value

Type	Valuation Techniques	Significant unobservable inputs
Derivative financial instruments	Black-Scholes model	Refer to Note 2.30 of the Annual Report

Financial instruments not measured at fair value

Type	Valuation Techniques	Significant unobservable inputs
Long-term borrowings	Discounted cash flow	Discount rate

Transfers between Level 1, 2 and 3

There have been no transfers between Level 1 and Level 2 during the period.

F-16

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2019

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

13	Events after the reporting date

Conversion of part of the Convertible Note

Further to the conversion clause included into the Convertible Note during July and September 2019 a total amount of approximately $428, principal and accrued interest, was converted to share capital with the conversion price of $2.25 per share and a total number of 190,403 new shares issued in name of the holder of the Convertible Note.

F-17